Hi xxx,

I'm xxx, one of the producers of the feature film *A DREAM FOR AMY*. I'm contacting you because I saw that you invested in movies on the WeFunder platform **(or personal note)** and I think you might be interested in our project. The film is an elevated female vampire horror movie set in Beacon NY. We're opening a funding round and would love to have you join it as an early investor before we launch the page publicly!

We're very lucky to have on our team:

- Julia St Pierre as writer/director

- Marine Assaiante as Co-Producer

- An amazing team of diverse actors.

Let me tell you a little bit about the film. A Dream For Amy is a story about family and how family can either be a force for good or evil in the community. The goal is to make people reconsider what family and motherhood mean all in the guise of a vampire movie.

You can learn more about *A dream for Amy* on our Wefunder page: https://wefunder.com/adreamforamyllc1

Here are the investment terms:
We have our Early Bird Investor offer with 130%of the first monies back AND 40% of the net profits thereafter. The offer is valid until we reach our first 50,000 DOLLARS.

Also, for this particular project, our Associate Producer Title is at 10,000 dollars and our Executive Producer Title is at 20,000 dollars. And of course any amount helps us tremendously with making this project a reality.

Let me know if you have any questions or if you want to chat, it would be a pleasure!

Best,

Marine Assaiante.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Investing in ANY Feature Film comes with SUBSTANTIAL RISK. THERE IS NO GUARANTEE OF RETURN OF ANY PRINCIPAL OR PROFITS.